Exhibit (a) (20)

              Description Of Tax Consequences To Employees In Spain


MATERIAL SPANISH INCOME TAX CONSEQUENCES

         The following is a general summary of the material Spanish income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the Spanish subsidiaries of Nortel Networks and to those eligible employees who are residents of Spain (excluding expatriates). This discussion is based on the applicable provisions of the Spanish tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of Spain who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for Spanish income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for Spanish income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of Spain will not be required to recognize income for Spanish income tax purposes. The grant of options is not recognized as taxable income for Spanish income tax purposes.

         Upon the exercise of a new option or replacement options, as the case may be, the optionee will recognize income from employment in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise. If it can be shown that this income is "irregular", it can be reduced by 2.5 million pesetas for each year in the vesting period. This deduction will therefore only apply to new options or replacement options, as the case may be, that still have one year or more to vest before they can be exercised, and where the income can be considered to be irregular. The income will be subject to regular rates of income tax.

         Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares. The rate of tax applicable to the capital gain will depend on the length of time the shares were held after exercise of the options:

         (a) If the shares are held for more than a year after exercising the options, the capital gain will be taxed at the current rate of 18% (2001); or

         (b) If the shares are held for less than one year after exercising the options, the capital gain will be taxed at the regular income tax rates.

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.